Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

UNION FIRST MARKET BANKSHARES CORPORATION

The following table presents the calculation of the ratios of earnings to fixed charges and preferred dividends:

	For the Three Months Ended March 31,		For the Years Ended December 31,
(Dollars in thousands)	2010	2009	2009	2008 (1)	2007 (1)	2006 (1)	2005 (1)
Income before income taxes	$2,098	$1,990	$9,250	$18,772	$26,240	$35,943	$35,413
Fixed charges:
Interest expense on deposits	7,263	11,105	39,451	44,298	48,234	39,729	25,908
Interest expense on federal funds purchased	14	—	27	380	1,224	1,256	171
Interest expense on short-term borrowings	598	631	2,261	4,407	6,618	4,168	1,842
Interest expense on long-term borrowings	1,283	1,914	7,032	8,137	9,175	7,288	5,046
Preferred dividends	303	738	2,696	0	0	0	0

Total fixed charges	$9,461	$14,388	$51,467	$57,222	$65,251	$52,441	$32,967

Ratios of earnings to fixed charges:
Including deposit interest	1.23	1.15	1.19	1.33	1.40	1.69	2.07
Excluding deposit interest	2.11	1.78	1.99	2.45	2.54	3.83	6.02
Ratios of earnings to fixed charges and preferred dividends:
Including deposit interest	1.22	1.14	1.18	1.33	1.40	1.69	2.07
Excluding deposit interest	1.95	1.61	1.77	2.45	2.54	3.83	6.02

(1)	We did not pay any dividends on our preferred stock during these periods. Therefore, the ratios of earnings to fixed charges and preferred dividends are not different from the ratios of earnings to fixed charges.

We did not pay any preferred stock dividends prior to 2009. Dividends were paid on our Treasury Series A Preferred Stock during 2009 with total dividend payments of $2.7 million, which covered all of 2009. During the fourth quarter 2009, the Company redeemed the Series A Preferred Stock issued to the Treasury by repaying $59 million received in December 2008 under the Capital Purchase Program.